UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39881

Embark Technology, Inc.

(Exact name of registrant as specified in its charter)

321 Alabama Street
San Francisco, CA 94110

(415) 671-9628

(Address, including, zip code and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value per share
Warrants to purchase 1/20th share of Class A Common Stock, each at an exercise price of $11.50 per warrant

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On August 2, 2023 pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 25, 2023, by and among Applied Intuition, Inc. (“AI”), Embark Technology, Inc., ("Embark") and Azara Merger Sub, Inc., a wholly owned subsidiary of AI (“Merger Sub”), Merger Sub merged with and into Embark with Embark surviving such merger as a wholly-owned subsidiary of AI.

Pursuant to the requirements of the Securities Exchange Act of 1934, Embark Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: August 14, 2023	Embark Technology, Inc.

	By:	/s/ Peter Ludwig
Name: Peter Ludwig Title: President

Signature Page to Form 15